Exhibit 2.3

AMENDED AND RESTATED MEMBERSHIP PURCHASE AND SALE AGREEMENT

THIS AMENDED AND RESTATED MEMBERSHIP PURCHASE AND SALE AGREEMENT (the “Agreement”) is made and entered into as of the 30th day of August, 2013 (the “Effective Date”) by and among CROWNIKK USA, LLC, a North Carolina limited liability company (“Seller”), EQUITRUST USA, a Maryland real estate investment trust (“Purchaser”), and CATALOOCHEE HOSPITALITY, LLC, a Delaware limited liability company (the “Company”).

RECITALS:

A.                                    Seller, Purchaser, and the Company are parties to a Membership Purchase and Sale Agreement dated as of March 14, 2013 (collectively, the “Original Agreement”) pursuant to which said parties entered into an agreement for the sale by Seller to Purchaser of all outstanding membership interests and all authorized but unissued membership interests in the Company (collectively, the “Membership Interests” and, individually, a “Membership Interest”); and

B.                                    Seller is the sole Member of the Company and the sole owner and holder of all of the issued and outstanding Membership Interests in the Company; and

C.                                    Purchaser has now concluded its inspections pursuant to the Original Agreement, the parties desire to close herewith the transactions contemplated therein, and the parties desire to amend and restate their agreements to reflect such matters as have occurred as a result of Purchaser’s inspections, all upon and subject to the terms and conditions set forth in this Restated Agreement.

AGREEMENTS:

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, the receipt and sufficiency of which are hereby acknowledged, Purchaser, Seller, and the Company hereby agree as follows:

1.                                      Purchase and Sale of Membership Interest. Seller hereby agrees to grant, bargain, sell, assign, transfer, and convey to Purchaser herewith all of Seller’s Membership Interest in and to the Company for the price and upon the terms set forth hereinafter. Purchaser agrees to purchase, acquire and receive the Membership Interest from Seller herewith for the price and upon the terms set forth hereinafter.

2.                                      Purchase Price and Manner of Payment.

a.                                      Purchase Price. The Purchase Price for the Membership Interests (the “Purchase Price”) shall be the sum of Two Million, Five Hundred Thousand and no/100 ($2,500,000.00) Dollars.

b.                                      Warrant. As payment in full of the Purchase Price, Purchaser shall issue to Seller herewith a warrant, in the form attached hereto as Exhibit A (the “Warrant”) entitling Seller to purchase that number of Purchaser’s common shares of beneficial interest, par value $.0001 per share (“Purchaser Common Shares”) determined by dividing the Purchase Price by the then-current fair market value of a Purchaser Common Share, at the price of $.0001 per Purchaser Common Share.

3.                                      Obligations of the Company.

a.                                      Assumption of Obligations. As a material inducement to Purchaser to pay the Purchase Price and issue the Warrant to Seller herewith, Seller agrees to and shall assume all of the payment obligations, debts, claims and liabilities of the Company, whether actual or contingent, known or unknown, owed by the Company, all as have been determined or identified by Seller, Purchaser, and the Company (collectively, the “Obligations”).

b.                                      Remedy for Failure to Pay Obligations. Seller agrees to and shall indemnify and hold Purchaser and the Company harmless from and against any and all requirements that may be asserted at any time against either of them to pay or perform any of the Obligations, as set forth more fully in the Assumption and Payment Agreement required by Section 4.b.iii.

4.                                      Closing. Closing of the purchase and sale of the Membership Interest shall occur herewith in accordance with the following requirements:

a.                                      Time and Place. The purchase and sale of the Membership Interest shall be closed herewith at the offices of Purchaser’s legal counsel.

b.                                      Items to be Delivered by Seller. At Closing, Seller shall deliver to Purchaser the following items, each of which shall be in form and substance reasonably satisfactory to Purchaser:

i.                                          An Assignment and Assumption of Membership Interest, assigning to Purchaser all of Seller’s membership rights, title and interest in and to the Company, fully and duly executed by Seller;

ii.                                       An Assumption and Payment Agreement, pursuant to which Seller assumes and agrees to pay the Obligations and to hold Purchaser and the Company harmless therefrom;

iii.                                    Resignation of Seller as Manager, Member, and tax matters partner of the Company, fully and duly executed by Seller;

iv.                                   Amendments of the Articles of Organization and/or Operating Agreement of the Company, to the extent required by Purchaser, fully and duly executed by Seller;

v.                                      Such affidavits, resolutions, indemnities, and other documentation as shall be reasonably required by Purchaser or its counsel which shall confirm that this transaction and the execution and delivery of all required documents by Seller and/or the Company are duly authorized; and

vi.                                   The actual, exclusive, full and complete physical possession of the assets and properties of the Company.

c.                                       Items To Be Delivered by Purchaser. At Closing, Purchaser shall deliver to Seller:

i.                                          The Warrant, fully and duly executed by Purchaser; and

ii.                                       The Assignment and Assumption of Membership Interest required by Section 4.b.i, fully and duly executed by Purchaser.

d.                                      Prorations and Adjustments at Closing. All of the Company’s rents, taxes, and operating expenses (if any) shall be prorated between Seller and Purchaser as of the Closing Date or shall otherwise be paid current through the Closing Date, to the same extent as if for a purchase and sale of the assets of the Company.

e.                                       Closing Costs. Seller and Purchaser shall each pay any normal and customary closing charges attributable to such party, together with such party’s reasonable counsel fees and any other fees and costs of whatever nature and kind attributable to or incurred by such party.

5.                                      Purchaser Inspections. Purchaser acknowledges that Purchaser has conducted and completed all of its investigations and due diligence contemplated by the Original Agreement, including without limitation Purchaser’s review and inspection of the (i) the assets of Seller, including without limitation all materials, plans, projections, contracts, arrangements, business projections, proprietary materials, trademarks, and work product of every nature and kind that constitutes, comprises or pertains to that certain project known generally as the “Cataloochee Wilderness Resort” (the “Project”), (ii) the Obligations, (iii) any other matters, assets, or liabilities that pertain to Seller, the Company, and the Project, and (iv) the organizational documents of Seller and the Company, together with all Company tax returns, financials statements, bank statements and records, asset and liability listings, contracts, leases, licenses and permits, and other business records. As a result of its inspections, Purchaser has confirmed the suitability for Purchaser’s purposes of the transactions contemplated herein.

6.                                      Seller and Company Covenants, Representations and Warranties. Seller and the Company hereby make and re-affirm the following covenants, representations and warranties to Purchaser, each of which shall remain true, complete and correct as of and through the date of Closing herewith:

a.                                      The Company is a limited liability company duly organized, validly existing, and in good standing in the State of Delaware, with full power and authority to execute, deliver and perform its obligations under this Restated Agreement, and has the limited liability company power to carry on its business as such business is now being conducted, and to own, lease or operate the properties and assets it now owns or operates. The Membership Interest of Seller is validly issued and outstanding on the date hereof, is fully paid and nonassessable, and is the sole and complete Membership Interest in the Company that is outstanding as of the Effective Date. There are no existing options, warrants, contracts, calls, commitments, demands or other agreements of any character to which either the Company or Seller is a party relating to Seller’s authorized and issued Membership Interest or any unissued Membership Interests in or to the Company.

b.                                      This Restated Agreement is duly and properly executed and delivered for value received by Seller individually and by Seller on behalf of the Company as its sole manager, and constitutes the valid obligation of Seller and the Company, legally binding upon and enforceable against Seller and the Company in accordance with its respective terms.

c.                                       Seller is the sole owner and holder of all of the authorized, issued and outstanding membership interests in and to the Company as of the Effective Date. The Membership Interest is free and clear of all liens, pledges, encumbrances, security interests or other restrictions whatsoever. Seller has the absolute and unrestricted right, power and authority to sell and convey the Membership Interest to Purchaser herewith in accordance with the terms and provisions hereof. Neither Seller nor the Company is a party to any agreement or arrangement pursuant to which any person other than Purchaser has or will have any right to acquire any other membership interests whatsoever in the Company. Upon the Closing contemplated herein, Purchaser shall become the sole owner and holder of all of the issued and outstanding membership interests in the Company.

d.                                      No actions, suits or proceedings are pending or, to the best of Seller’s and the Company’s knowledge, threatened before any court, governmental agency or arbitrator against or affecting Seller, the Company, or the assets of either which may in any instance materially adversely affect (i) Seller, (ii) the Company, (iii) the financial condition, assets, liabilities, or operations of the Company, (iv) Seller’s ability to perform hereunder, or (v) the Company’s ability to perform hereunder. The Company holds all governmental licenses, permits, certificates, approvals, authorizations and orders necessary or desirable for the conduct of its business as presently conducted.

e.                                       The execution, delivery, and performance of the terms of this Restated Agreement by Seller and the Company will not violate the terms of any contract, agreement or obligation to which either Seller or the Company is a party, and will not result in the creation or placement of any lien or encumbrance whatsoever upon the Company, or the Membership Interest, except to the extent expressly provided herein.

f.                                        The Articles of Organization and the Operating Agreement of the Company heretofore furnished to Purchaser are the sole documents and agreements that establish and govern the organizational structure and operations of the Company.

g.                                       The Company has no ownership or equity interest in, or any commitment to acquire any such interest in, any other corporation, limited liability company, firm, partnership or organization, unless and except as may previously have been disclosed to Purchaser. The Company is not a party to any joint venture or similar affiliation.

h.                                      Seller and the Company have made available to Purchaser all records of Seller and the Company related to the business of the Company, which business records fairly reflect the assets, liabilities and operations of the Company. Seller and the Company know of no material adverse events or matters pertaining to the Company, its assets, or its business that have not been disclosed to or are already known by Purchaser.

i.                                          Seller and the Company (i) have filed all federal and state tax returns as and when due, (ii) have paid in full all taxes due and claimed to be due by each such jurisdiction, and any interest and penalties with respect thereto, and (iii) have made timely payments of all taxes required to be deducted and withheld from the wages paid to its employees, if any. All federal and state tax returns filed by Seller and the Company correctly and completely reflect the income, losses, expenses, deductions and credits of Seller and the Company for the time periods covered thereby. Neither Seller nor the Company has received any notice of deficiency or assessment from any federal or state taxing authority which has not been paid. Except as set forth above, there are no agreements, consents or waivers by Seller or the Company for the extension of the time for the assessment or payment of any taxes or deficiencies against or by Seller or the Company. To Seller’s knowledge, no previously-filed tax returns of Seller or the Company are presently being audited by any federal or state agency.

j.                                         The Company has no employees. The Company is not subject to any pending or threatened unfair labor or employment practice charges or grievances with respect to any former employees, and the Company has received no notice of the intent of any governmental agency responsible for the enforcement of labor or employment laws to conduct any investigation of or relating to the Company, and no such investigation is in progress.

k.                                      No other options, rights-of-first refusal, or contracts have been granted or entered into by Seller or the Company which are still outstanding and which give any other party a right to purchase, acquire, or obtain the issuance of any membership interest in the Company or in any estate, right, title or interest in or to any assets of the Company.

m.                                  The Company is not a party to, or in any way obligated under, nor is any property or asset of the Company, any contract, lease or other obligation, absolute or contingent, the term of which (including all renewal periods other than those at the option solely of the Company) cannot be cancelled upon thirty (30) days’ notice or less. Unless and except as has been heretofore disclosed to Purchaser, the Company is not in default with respect to any obligation to be performed under any contract, lease, document or other agreement to which the Company is or may have been subject. Unless and except as has been heretofore disclosed to Purchaser, all parties with which the Company has contractual arrangements are in substantial compliance therewith and are not in default (and no event has occurred which, with the passage of time, the giving of notice, or both, would constitute a default) thereunder.

7.                                      Brokerage. Purchaser and Seller each represents and warrants to the other that it has had no dealings with any agent or broker or any other person in connection with this Restated Agreement or the purchase and sale of the Membership Interest which would entitle such agent, broker or other person to a commission, finder’s fee or other similar compensation. Each party agrees to indemnify and hold the other party harmless from any breach by it of this representation and warranty, which warranties and indemnities shall survive Closing.

8.                                      Failure to Close.

a.                                      Purchaser’s Failure to Close. In the event that Purchaser fails or refuses to close the transaction contemplated herein for any reason other than occurrence of such events enumerated herein which allow Purchaser to terminate this Restated Agreement, Seller shall be entitled to terminate this Restated Agreement by written notice to Purchaser, whereupon this Restated Agreement and the Warrant shall thereupon become null and void and of no further force and effect.

b.                                      Seller’s Failure to Close. In the event that Seller fails or refuses to close the transaction contemplated herein for any reason other than occurrence of such events enumerated herein which allow Seller to terminate this Restated Agreement, Purchaser shall be entitled to (i) terminate this Restated Agreement by written notice to Seller, whereupon this Restated Agreement and the Warrant shall become null and void and of no further force or effect and Purchaser shall be entitled to the recovery from Seller of all out-of-pocket fees, costs and expenditures paid and/or incurred by Purchaser pursuant to and/or in reliance upon this Restated Agreement, or (ii) pursue any other remedies available at law or in equity, including without limitation the remedies of specific performance and/or injunction.

9.                                      Mutual Indemnities.

a.                                      Seller shall indemnify and hold Purchaser harmless from and against any and all loss, cost or expense (including costs and expenses, including reasonable attorneys’ fees, incident to any and all actions, suits, demands, assessments or judgments relating to any claim made hereunder) resulting from any material adverse misrepresentation or breach of any covenant, warranty or agreement of Seller and/or the Company contained herein or in any document or other materials furnished or made available to Purchaser pursuant hereto.

b.                                      Purchaser shall indemnify and hold Seller harmless from and against any and all loss, cost or expense (including costs and expenses, including reasonable attorneys’ fees, incident to any and all actions, suits, demands, assessments or judgments relating to any claim made hereunder) resulting from any material misrepresentation or breach of any covenant, warranty or agreement of Purchaser contained herein.

10.                               Notices. All notices, consents, requests, waivers and other communications required or permitted under this Restated Agreement shall be in writing, shall be in the English language, and shall be deemed to have been made (x) upon actual receipt, when given by hand or confirmed facsimile transmission, (y)

one day after delivery to the carrier, when given by overnight delivery service or (z) two days after mailing, when given by first-class registered or certified mail, postage prepaid, return receipt requested; in any case to the following address, or to such other address as a Party, by notice to the other Party given pursuant to this Section 10 may designate from time to time:

(a)	If to Seller, to:	Crownikk USA, LLC
c/o Corporation Service Company
2711 Centerville Rd, Suite 400
Wilmington, DE 19808

(b)	If to the Company, to:	Cataloochee Hospitality, LLC
c/o CT Corporation
1201 Peachtree Street NE
Atlanta, GA 30361

(c)	If to Purchaser, to:	EquiTrust USA
Attention: Donald C. Buenger
3475 Piedmont Road NE, Suite 1200
Atlanta, GA 30305
Fax: +1.770.226.5377

	with a copy to:	Morehous Legal Group, PLLC
Attention: David L. Morehous
507 S. Gay Street, Suite 1200
Knoxville, TN 37902
Fax: +1.865.971.1776

11.                               General Provisions. No failure of a party to exercise any power given hereunder or to insist upon strict compliance with any obligation specified herein, and no custom or practice at variance with the terms hereof, shall constitute a waiver of such party’s right to demand exact compliance with the terms hereof. Unenforceability or invalidity for any reason of any provision of this Restated Agreement shall not limit or impair the operation, validity or enforceability of any other provision of this Restated Agreement. This Restated Agreement contains the entire agreement of the parties hereto with respect to its subject matter, and no representations, inducements, promises or agreements, oral or otherwise, between the parties not embodied herein shall be of any force or effect whatsoever. No amendments, conditions, deletions, modifications or changes to or of this Restated Agreement, or purported or alleged waiver of any provision hereof, shall be of any force or effect whatsoever unless reduced to writing and signed by the parties hereto. This Restated Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, administrators, executors, personal representatives, successors and assigns. Time is of the essence of this Restated Agreement. This Restated Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which taken together shall constitute one and the same agreement. The headings and captions in this Restated Agreement are included for convenience and reference only and in no way define, limit, extend or describe the scope of this Restated Agreement, or the intent of any provision hereof. The parties do hereby covenant and agree to execute and deliver such documents as may be legally necessary or otherwise appropriate to carry out the terms of this Restated Agreement at the Closing herewith. This Restated Agreement is executed in, is performable under and shall be governed by and construed in accordance with the laws of the State of North Carolina, to which jurisdiction the parties, by their execution hereof, hereby consent.

12.                               Effect of this Agreement. This Amended and Restated Membership Purchase and Sale Agreement amends and restates the Original Agreement. This Amended and Restated Membership Purchase and Sale

Agreement is not a new agreement, but rather modifies and restates the Original Agreement for the sole purpose of incorporating therein the matters recited therein. All references herein and in the Original Agreement to the “Agreement” shall henceforth mean and refer to this Amended and Restated Membership Purchase and Sale Agreement.

*	Signatures appear on following page	*

Signatures:

IN WITNESS WHEREOF, each party hereto has executed this Restated Agreement as of the Effective Date.

COMPANY:
Cataloochee Hospitality, LLC

By:	/s/ Scott Norman
Name:	Scott Norman
Title:	President

SELLER:

Crownikk USA, LLC

By:	/s/ M. Lugar
Name:
Title:

PURCHASER:

EquiTrust USA

By:	/s/ Donald C. Buenger
Name:	Donald C. Buenger
Title:	Chair of the Board